185 Berry Street, Suite 4800

San Francisco, CA  94107

Phone:  415.659.3500

Fax:       415.651.9435

September 3, 2009

Via EDGAR and Facsimile

Mr. Gopal Dharia

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C.  20549

Re:	FiberTower Corporation
Annual Report on Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
File No. 000-21091

Dear Mr. Dharia:

On behalf of FiberTower Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 20, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment in boldface type.

Form 10-K for the year ended December 31, 2008

Accounting Comments:

We note your response to comment two from our letter dated July 28, 2009.  Please provide a draft of the proposed disclosures you will include in your next Form 10-Q to address the estimates and assumptions involved in estimating the fair value of your FCC licenses.  The revised disclosures should also include the following:

•                  Describe the Greenfield methodology and quantify the significant assumptions used, as discussed in your response;

•                  Disclose the changes in the assumptions used in your 2008 projections as discussed on pages 9 and 10 of your response; and

•                  Disclose the sensitivity analysis presented on page 11 of your response.

The Company proposes the following disclosure to be added to its FCC license description in the Critical Accounting Policies and Estimates section of its next Form 10-Q filing and future filings:

Based on the requirements of SFAS 142, Goodwill and Other Intangible Assets, we test our FCC licenses for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value of our indefinite-lived intangible assets might be impaired.  We perform our annual impairment test as of each November 1.  The impairment test consists of a comparison of the estimated fair value with the carrying value.

As outlined in EITF D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, we use a direct method of valuation for our indefinite-lived intangible assets.  Specifically, we use an income-based approach, the Greenfield Methodology, a form of discounted cash flow model, using a hypothetical start-up operation.  This methodology is based on the cash flow generation potential of a hypothetical start-up operation and assumes that the only assets upon formation are the underlying FCC licenses, and that the business enterprise does not have any other assets including goodwill or going concern value at the date of inception.  The start-up assumptions include utilization of the asset in the best possible use and incorporate marketplace participant assumptions for key factors such as unit prices, market density and operating expenses.

Cash flow projections and assumptions, although subject to a degree of uncertainty, are based on a combination of our historical performance and trends, our business plans and management’s estimate of future performance, giving consideration to existing and anticipated competitive economic conditions.  Our key operating assumptions included unit prices, services offered, market size, operating expenses, income taxes, capital expenditures and working capital requirements.  Other key assumptions include our weighted average cost of capital and long-term rate of growth for our business. We believe that our estimates are consistent with assumptions that marketplace participants would use to estimate fair value.  An impairment loss would be recorded as a reduction in the carrying value of the related indefinite-lived intangible asset and charged to results of operations. If actual results are not consistent with our assumptions and estimates, we may be required to record an impairment charge associated with indefinite-lived intangible assets. Although we currently do not expect our estimates or assumptions to change significantly in the future, the use of different estimates or assumptions within our discounted cash flow model when determining the fair value of our FCC licenses or using a methodology other than a discounted cash flow model could result in different values for our FCC licenses and may affect any related impairment charge.

The most significant assumptions within our discounted cash flow model are the discount rate, our projected growth rate, costs to build and operate the network and management’s future business plans.  During our 2008 FCC license impairment test, we considered our facts and circumstances, the marketplace in which we compete as well as activity in the broader macroeconomic environment.  This consideration led the Company to make certain changes to its significant assumptions.  Specifically, we increased the amount of initial bandwidth sold per customer to reflect the growing trend in our industry of greater backhaul needs to support next generation wireless networks.  This had the impact of providing the Company higher revenue in the early years of the plan, but lowered revenue in the later years to reflect carriers buying at lower marginal prices in the future.  Additionally, we raised our discount rate by 3.4% from 17.5% to 20.9%.  This increase was derived by analyzing the change in risk premiums in the wireless communications industry affecting a marketplace participant’s cost of debt and cost of equity.  Finally, as a reflection of our May 2008 reduction of approximately 28% of our workforce, we adjusted our corporate overhead expenses to reflect the decrease in the cost to operate our networks.  A one percent decline in our revenue growth rates or net cash flows would result in a decrease of approximately one percent in the estimated fair value of the FCC licenses resulting in additional impairment.  A tenth of a percent (0.1%) increase in discount rate would result in a decrease of approximately eight percent in the estimated fair value of the FCC licenses resulting in additional impairment.

Future changes in management’s future business plans or disposition of one or more FCC licenses could result in the requirement to test the FCC licenses for impairment. If any legal, regulatory, contractual, competitive, economic or other factors were to limit the useful lives of our indefinite-lived FCC licenses, we would be required to test these intangible assets for impairment in accordance with SFAS 142.

For the FCC license impairment test performed as of November 1, 2008, it was determined that the fair value of the FCC licenses was less than its carrying value. Consequently, the carrying value of our FCC licenses was reduced by $54.5 million in the fourth quarter of 2008 to $287.5 million at December 31, 2008. Further impairment evaluations of our FCC licenses could lead to additional material impairment charges. See Note 7, Impairment of FCC Licenses, in the Notes to Consolidated Financial Statements for additional information.

In connection with responding to the Staff comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (415) 659-3698 with any comments or questions regarding this letter or the above-referenced Form 10-K.

Very truly yours,

/s/ Thomas A. Scott

Thomas A. Scott

Chief Financial Officer